Exhibit 99

March 27, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

It is hereby informed that, a penalty of Rs. 75 lakhs has been imposed on the Bank by the Reserve Bank of India (RBI) on March 26, 2025, details of which are provided in the below table.

The details as required to be provided as per sub-para 20 of Para A of Part A of Schedule III of SEBI LODR Regulations are as follows:

Sr. no	Particulars	Details
1.	Name of the authority	Reserve Bank of India
2.	Period Involved	Financial position as on March 31, 2023
3.	Nature and details of the action(s) taken or order(s) passed	Penalty has been imposed in exercise of powers vested in RBI conferred under the provisions of Section 47A(1)(c) read with Sections 46(4)(i) of the Banking Regulation Act, 1949 and emanates from statutory inspection for supervisory evaluation (ISE 2023) of the Bank with reference to its financial position as on March 31, 2023
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	March 26, 2025
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	RBI has imposed the above penalty for non-compliance with certain directions issued by RBI on ‘Know Your Customer’.
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 75 lakhs (Rupees Seventy-Five Lakhs)

The Bank has already initiated / taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight